Filed by Vista Outdoor Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934 Subject Company: Revelyst, Inc. Commission File No.: 001-41793 Vista Outdoor Inc. (NYSE: VSTO) BRINGING THE WORLD OUTSIDE Q2 FY24 Earnings Presentation November 2, 2023 © V I S T A O U T D O O R

No Offer or Solicitation This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor Inc., Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 will include a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and stockholders will be able to obtain the proxy statement/prospectus and any other documents (once available) free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com. Participants in Solicitation Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available. 2 © V I S T A O U T D O O R

Forward Looking Statements Certain statements in this presentation and other oral and written statements made by Vista Outdoor Inc. (“Vista Outdoor”, “we”, “us” or “our”) from time to time are “forward-looking statements”, including those that discuss, among other things: Vista Outdoor’s plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause Vista Outdoor’s actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by Vista Outdoor’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on Vista Outdoor’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from Vista Outdoor’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on Vista Outdoor’s operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting Vista Outdoor’s operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; Vista Outdoor’s ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or Vista Outdoor’s inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of Vista Outdoor’s primary delivery and shipping services for Vista Outdoor’s products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; Vista Outdoor’s ability to take advantage of growth opportunities in international and commercial markets; Vista Outdoor’s ability to obtain and maintain licenses to third-party technology; Vista Outdoor’s ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with Vista Outdoor’s sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; Vista Outdoor’s competitive environment; Vista Outdoor’s ability to adapt its products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; Vista Outdoor’s ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; Vista Outdoor’s ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023, in Part II, Item 1A, Risk Factors, of our Quarterly Report on Form 10-Q for the second quarter of fiscal year 2024, and in the filings we make with the SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law. 3 © V I S T A O U T D O O R

Vista Outdoor Inc. BRINGING THE WORLD OUTSIDE Gary McArthur Interim CEO 5

Transaction Key Takeaways We believe meaningful stockholder value is created through the transaction to sell the Sporting 1 Products segment, paving a path of long-term success for each business. Sporting Products business will remain headquartered in Anoka, Minnesota, will be led by Jason Vanderbrink and his team and will stay true to its longstanding heritage of manufacturing and 2 selling iconic American brands in America. For each share of Vista Outdoor, a stockholder will receive one share of the Outdoor Products 3 company, recently rebranded as Revelyst, and cash consideration of $12.90 per share. The cash consideration is not a dividend and is instead a part of the merger consideration. Cash remaining after the payment of taxes, transaction costs, and other customary closing related payments, pay down of all debt, the approximately $750 million dollar payment to stockholders, and 4 capitalizing Revelyst with up to $250M is expected to be returned to Revelyst stockholders in the form of a share buyback or a one-time special dividend. We expect to hold our stockholder vote during March or April of calendar year 2024. Following the stockholder vote, we expect that the timing of closing will depend primarily upon receipt of 5 necessary regulatory approvals. 6

# Sale of Sporting Products to Czechoslovak Group Creates Meaningful Stockholder Value

## Vista Outdoor has entered into a definitive agreement to sell its Sporting Products business to Czechoslovak Group ("CSG")

- Vista Outdoor's Board of Directors has determined that the sale of the Sporting Products business is the best strategic alternative for maximizing stockholder value

## Upon completion, Sporting Products will become a wholly owned subsidiary of CSG, operating as a private company under experienced leadership

- "This is an important strategic step for our company in creating value through separating our Outdoor and Sporting Product segments"
  – Gary McArthur, Interim CEO of Vista Outdoor
- Sporting Products will be led by Jason Vanderbrink as CEO, Al Kerfeld as CFO and Jeff Ehrich as General Counsel and Corporate Secretary

| Transaction Summary | |
|---|---|
| **Purchase Price [1]** | $1.91Bn |
| **Valuation Multiple** | ~5x Sporting Products FY24 EBITDA including estimated standalone costs |
| **Consideration** | Consideration is all cash, supported by $1.11Bn of fully committed debt financing with the remaining amount funded by CSG |
| **Timing** | Expect to close this transaction in calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions |
| **Use of Proceeds** | • Pay off remaining debt<br>• Deliver approximately $750M, which equates to $12.90 per share, in cash to stockholders as part of transaction consideration. The cash consideration is not a dividend and is instead a part of the merger consideration<br>• Remaining cash of up to $250M to stay on Revelyst's balance sheet, with excess amounts expected to be utilized for a one-time special dividend or share repurchase |
| **Structure** | • Vista Outdoor will separate its Outdoor Products business from its Sporting Products business, and CSG will merge one of its subsidiaries with Vista Outdoor (holding only the Sporting Products business), with current public stockholders of Vista Outdoor receiving shares of Revelyst and $750 million in cash in aggregate<br>• This transaction will be treated as a taxable sale of a stockholder's Vista Outdoor shares for the Revelyst shares and cash consideration they receive in the merger. The cash consideration is not a dividend and is instead a part of the merger consideration. Vista Outdoor stockholders will generally recognize gain or loss in the transaction equal to the difference between their tax basis in their Vista Outdoor shares they exchange and the sum of the cash and the fair market value of the Revelyst shares they receive in the merger, determined as of the closing date. This allows stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares at the time of closing<br>• Relative to a divestiture of Sporting Products as an asset sale, this structure has corporate level tax of approximately $50 million versus approximately $380 million for a divestiture as an asset sale and allows for the tax-efficient return of cash to stockholders |

ALLIANT POWDER Technically Superior by Design | CCI | ESTATE CARTRIDGE | FEDERAL | HEVI-SHOT | Remington | SPEER

Note:
(1) Subject to adjustments for cash, debt, transaction expenses and net working capital

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© VISTA OUTDOOR

Illustrative Vista Outdoor Stockholder Impact at Closing (1) For Each Vista Outdoor Share Held at Closing , Tax Implication A Stockholder Receives This transaction will be treated as a taxable sale of a $12.90 stockholder's Vista Outdoor shares for the Revelyst shares and cash consideration they receive in the merger. The cash Transaction Cash consideration is not a dividend and is instead a part of the Consideration merger consideration. One Share Vista Outdoor stockholders will generally recognize gain or Vista Outdoor loss in the transaction equal to the difference between their tax basis in their Vista Outdoor shares they exchange and One Share the sum of the cash and the fair market value of the Revelyst Revelyst shares they receive in the merger, determined as of the closing date. This allows stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares at the Stockholder’s tax basis in each time of closing. share of Revelyst received will be equal to that share’s fair market value on the closing date Footnotes: (1) Record date is the closing date of the transaction 8 © V I S T A O U T D O O R

# Example Use of Proceeds (As of Fiscal Year End 2024)

*The below is an example use of proceeds for the cash remaining after the payment of taxes, transaction costs, and other customary closing related payments, the pay down of all debt and the approximately $750 million dollar payment to stockholders*

## Illustrative Proceeds Waterfall[1]

| Use of Cash | Amount |
|---|---|
| Gross Transaction Proceeds | $1,910M |
| Less: Estimated Taxes, Transaction Costs and Other Customary Closing Related Payments | ~100M |
| Less: Estimated Remaining Net Debt[2] | ~730M |
| Less: Transaction Consideration to Stockholders | ~750M |
| **Cash Remaining** | **~$330M** |

## Intended Allocation of Cash



~$330M
Cash Remaining
1
$250M(3)
Capitalize Revelyst Balance Sheet
2
~$80M
Special Dividend
Or
Share Repurchase

*We expect the Cash Remaining will increase the later the transaction closing extends, as free cash flow further reduces net debt*

**Footnotes:**

(1) The example is based on an expected balance sheet as of March 31, 2024. The timing of closing will depend upon satisfaction of closing conditions, including timing of receipt of stockholder and necessary regulatory approvals.

(2) Estimated net debt based on mid-point of adjusted free cash flow guidance for fiscal year 2024.

(3) We expect to capitalize Revelyst with up to $250M in cash at transaction closing.

© VISTA OUTDOOR
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Sporting Products Overview BRINGING THE WORLD OUTSIDE Jason Vanderbrink Sporting Products CEO 10

Sporting Products Well Positioned for Long-term Success The sale to CSG positions us well to capitalize on participation trends and reach more customers globally while still manufacturing in America, and serving American Law Enforcement and Military The Sale to CSG is a Great Outcome 1 A private, global strategic owner provides the opportunity to expand the reach of our iconic American brands, legacy of U.S. manufacturing, support for military and law enforcement customers, and investments in conservation and our hunting and shooting heritage Participation Baseline is Higher and Remains Strong 2 NICS has processed >1M checks per month for 50 consecutive months as of September and we have seen continued participation from the 19 million new users who entered market in last several years. Additionally, we have seen a return to seasonal buying patterns as well as a recent uptick across several categories due to the global unrest that we are monitoring Domestic Contract Wins 3 nd Secured the 2 largest contract in company history with the Department of Homeland Security for five years serving both the U.S. Customs and Border Protection (CBP) and the Immigration and Customs Enforcement (ICE) agencies. Additionally, won a large contract with the Miami-Dade Police Department supplying Speer 9mm Gold Dot and Federal .223 Tactical Bonded ammunition 13 © V I S T A O U T D O O R

APPENDIX: Sporting Products Transaction Summary 27

Positions Sporting Products for Strategic Success A Transformational Combination Strategic Alignment Combines Sporting Products’ leading portfolio of U.S. ammunition brands with CSG’s diverse, global 1 defense portfolio Unlocking Opportunities for Growth As a private company, Sporting Products can focus on continued product innovation for a dedicated 2 and growing consumer base Maximized Focus Sporting Products’ strategy uniquely tailored to ammunition allowing for streamlined operational focus 3 28

CSG Will Enable Sporting Products To Achieve Its Full Potential Overview Headquartered in Prague, Czech Republic, Europe CSG is a leading industrial-technological holding company, operating within five strategic business segments, including defense, aerospace, ammunition, mobility and business “We look forward to building on Sporting Products’ success Manages a diverse portfolio of industrial and trade companies across the in delivering innovative, defense and civil sectors with over 10,000 employees worldwide quality products and are confident in the long-term value we Experienced management team with successful track record of driving can create together.” operational excellence across the portfolio – Michal Strnad, CEO 29